ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
john lowy, esq.******
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

May 24, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 054, LLC Offering Statement on Form 1-A Filed on April 23, 2021 File No. 024-11511

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 054, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A/A originally filed on April 23, 2021 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from Form 1-A. In addition, we have included the following narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated May 20, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A filed on April 23, 2021

General

1.	Comment: Please confirm that you will revise this offering statement to comply with the staff comments issued to Masterworks 049.

Response: The Company has made corresponding revisions throughout Amendment No.1 to comply with the Staff’s comments issued to Masterworks 049.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Mara Ransom/U.S. Securities and Exchange Commission Craig D. Linder, Esq./Anthony L.G., PLLC
Joshua B. Goldstein/Masterworks 054, LLC

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